Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 36 - 2010

December 16, 2010
FOR IMMEDIATE RELEASE

AURIZON ANNOUNCES FURTHER DRILL RESULTS FROM THE
FAYOLLE PROJECT

Aurizon (TSX:ARZ; AMEX:AZK) (“Aurizon” or “the Company”) is pleased to announce a new series of drill results from the exploration program on the Fayolle project located 20 kilometres north-east of Rouyn-Noranda, Québec and 10 kilometres north of Aurizon's Joanna project.  The current drill program is the first phase of a work program totalling $3.5 million to be spent by Aurizon under the joint venture agreement announced on May 18, 2010 with Typhoon Exploration Inc (“Typhoon”). The Fayolle property is 100% owned by Typhoon and Aurizon can earn a 50% interest, subject to an underlying 2% net smelter royalty, by incurring expenditures of $10 million, and subscribing for $2 million in common shares of Typhoon.  Aurizon can earn an additional 15% interest for a total interest of 65% by either delivering a feasibility study or spending an additional $15 million on the project.

Additional drill results and associated geological interpretations have been received for holes FA-10-12 to FA-10-21, which have been drilled in the Fayolle deposit using a 25 to 50 metre spacing to confirm the new geometrical interpretation and grade consistency.  The first eleven drill holes of this 2010 campaign were reported on September 29 and November 2, 2010.  Assays and/or verifications are still pending for an additional five holes (FA-10-22, FA-10-23, FAX-10-01 to FAX-10-03) that have been drilled to date.

The best results received are from hole FA-10-20, which returned 5.1 grams per tonne of gold over 10.5 metres in a zone of intense brecciation with visible gold, and from hole FA-10-14, which returned 10.8 grams per tonne of gold over 4.0 metres.  The best results from the ten drill holes reported in this news release are shown in the table below.  All of the results for holes FA-10-12 to FA-10-21 are reported in a table at the end of this news release.  True widths are estimated to be approximately 75% of core length.

Hole Number	From (metres)	To (metres)	Length (metres)	Grade (grams/tonne gold)
FA-10-20	28.0	38.5	10.5	5.1
FA-10-14	270.0	274.0	4.0	10.8
FA-10-13	148.0	161.0	13.0	3.0
FA-10-17	118.0	119.7	1.7	6.4
FA-10-21	77.0	121.0	44.0	1.3

Aurizon Mines Ltd.
Aurizon Announces Further Drill Results From The Fayolle Project

December 16, 2010

The intersection from hole FA-10-20 is located in the western end of the Fayolle deposit, approximately 30 metres west of drill hole FA-10-04, which returned 112.0 grams per tonne of gold over 6.0 metres (see the attached map). This new intersection appears to confirm the mineralization model, with multiple stacked sub-vertical high-grade lenses striking NNW, hosted inside an important deformation corridor trending E-W. These lenses are stacked with a general 45° east-dipping rake (see the attached cross-section). The new geological model has therefore allowed prediction of new lenses west and upwards from the main Fayolle deposit.

Holes FA-10-20 and FA-10-21 both returned anomalous gold assays at greater depth than the aforementioned lenses.  The anomalies may indicate the presence of mineralized lenses further west. This would also be in accordance with the new geological model.

Mineralization is hosted by strongly brecciated, altered and deformed ultramafic rocks and by dykes of varied composition, but generally intermediate and bordered by breccias as described above.  The grade can generally be correlated with the intensity of brecciation and quartz-carbonate flooding. Alteration is characterized by carbonates and fuchsite in ultramafic rocks and by hematite in dykes.  Gold is mostly observed as free grains up to a millimetre in size, as fracture-filling and veinlets in both host rocks.

Outlook

To date, 9,098 metres have been drilled in twenty-six holes as part of a 15,000 metre program of approximately thirty nine (39) holes aimed to test the new grade model on the Fayolle deposit and to explore the entire deformation corridor transecting the property along a strike length of more than 2.5 kilometres. The same geological model applied on the Fayolle deposit will be used to explore efficiently the rest of the property. The current exploration program includes two drill rigs operating at an estimated cost of approximately $3.0 million.

Correction

In the news release dated November 2, 2010, the results for hole FA 10-8 should have read as follows:

Hole Number	From (metres)	To (metres)	Length (metres)	Grade (grams/tonne Gold)
FA-10-08	109.0	117.0	8.0	11.4

instead of 8.8 grams of gold per tonne over 11.0 metres from 109.0 to 120.0 metres.

Quality Control and Qualified Person

All drill core is oriented using Fordia’s “Corientr” tool to measure the geological structures of the drill core.  Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finish. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control. Primary assaying is performed by ALS Chemex of Val d'Or.  The rejects for all samples returning >10 g/t Au are totally pulverized and re-assayed.

Information of a scientific or technical nature included in this release has been prepared under the supervision of Martin Demers, P. Geo., Exploration Manager of Aurizon and Qualified Person under
NI 43-101.

Aurizon Mines Ltd.
Aurizon Announces Further Drill Results From The Fayolle Project

December 16, 2010

Additional information

The attached sketch shows the position of the drill holes and a schematic section of the Fayolle deposit.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1550 Metcalfe, Suite 502

Montreal, QC   H3A 1X6

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Specifically, this news release contains forward-looking information with respect to future exploration work on the Fayolle property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, that the current price of and demand for gold will be sustained or will improve.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon Mines Ltd.
Aurizon Announces Further Drill Results From The Fayolle Project

December 16, 2010

Hole ID	E	N	Total	From	To	Length	Grade
	(mE)	(mN)	length	(m)	(m)	(m)	(g/t Au)
FA-10-12	662297	5367091	330	89.0	90.2	1.2	0.6
				176.0	179.0	3.0	0.5
FA-10-13	662348	5367137	343	113.0	121.0	8.0	0.5
				148.0	161.0	13.0	3.0
			including	152.1	154.0	1.9	9.9
				209.0	210.0	1.0	3.7
				215.0	216.0	1.0	4.5
FA-10-14	662473	5367155	453	131.0	132.0	1.0	1.1
				224.0	235.0	11.0	0.5
				259.0	260.0	1.0	4.2
				270.0	274.0	4.0	10.8
FA-10-15	662440	5367170	501	246.0	247.0	1.0	1.1
				271.0	272.0	1.0	1.1
FA-10-16	662403	5367236	462	251.7	263.1	11.4	0.4
FA-10-17	662371	5367305	444	118.0	119.7	1.7	6.4
FA-10-18	662290	5367302	312	No significant values
FA-10-19	662218	5367276	420	No significant values
FA-10-20	662131	5367164	240	28.0	38.5	10.5	5.1
				51.0	55.0	4.0	1.9
				85.0	90.0	5.0	1.7
				171.0	175.0	4.0	1.3
FA-10-21	662152	5367121	306	77.0	121.0	44.0	1.3
			including	94.0	98.0	4.0	3.9
				162.5	163.3	0.8	1.1